September 17, 2024

Eric Williams
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

       Re: Sunnova Energy International Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 22, 2024
           Response letter dated August 15, 2024
           File No. 001-38995
Dear Eric Williams:

       We have reviewed your August 15, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2024, letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics, page 68

1. We understand from your responses to prior comments one and two that you do not intend to include non-GAAP measures in future periodic reports although may continue such disclosure in earnings releases and investor presentations. You indicate that any measures of Adjusted EBITDA and Adjusted Operating Expenses disclosed in the future would be calculated differently than in the past, although are unsure of the exact composition.

       Please submit the draft revisions that you propose by way of amendments to your annual and subsequent interim reports to reflect the changes outlined in your prior response letter and to address the additional comments in this letter, to conform your prior disclosures to the requirements in Items 10(e) and 303(a) of Regulation S-K, and Rule 5-03 of
 September 17, 2024
Page 2

       Regulation S-X, as indicated. If you believe that you are able to support limiting compliance to future reports because you do not regard non-compliance in these areas as material, submit the analyses that you performed in formulating that view.

2. With regard to the explanations provided to clarify how various adjustments have the character or utility that you have ascribed, you explain in part that non-cash inventory and other non-cash impairments are excluded from your non-GAAP measures as "non-routine or event-specific items unrelated to [your] core business" and "not indicative of or necessary for the ongoing operating performance of [your] business...," although you provide no examples or insight as to why or how this would be the case.

       You further explain that direct sales costs and cost of revenue related to cash sales and inventory sales are excluded from your non-GAAP operating expense measure because these are "growth-related expenditures...[that] are more similar to the investing activities"
       and may create future value. You state that you do not regard such costs to be indicative of the costs that you expect to incur in future periods "to service and maintain" your ongoing operations, although similarly without the details necessary to understand how costs are being evaluated relative to your criteria or why these should be viewed as capital expenditures, i.e. as having a character different than ascribed under GAAP.

       We generally regard activities related to managing inventory levels, to include purchasing, selling, and valuation adjustments that result in impairments, as characteristic of normal operations, recurring and integral to revenue generating activities, and therefore relevant to both GAAP and non-GAAP measures of operating performance.

       We do not see within the context of your disclosures in MD&A correlation with your representation that non-GAAP operating expense is "a measure of the operating expenses required to maintain the assets that generate [your] ongoing revenue...." For example, you
       have not identified any components of revenue that you regard as anomalous and unlikely to reoccur, as suggested by your commentary on the non-GAAP measure of expense, and which would ordinarily be necessary to address the requirement in Item 303(a) of
       Regulation S-K to "focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."

       Unless you are able to show how the activity reflected in the adjustments pertaining to inventory and cost of sales are unrelated to operations or anomalous with respect to the business, we expect that you would need to either revise the non-GAAP measures to eliminate the adjustments, or if you are endeavoring to distinguish between core and non-
       core operations, to more clearly identify and differentiate between such operations throughout MD&A, to include revenues and associated costs of revenues, and to show how your non-GAAP measures are aligned with that segmentation.

3. If your future disclosures of Adjusted EBITDA and Adjusted Operating Expenses include adjustments that are intended to differentiate between core and non-core operations, please ensure there is context for such differentiation in MD&A. September 17, 2024
Page 3


       Please refer to Question 100.01 and 100.04 of our Compliance &
Disclosure
       Interpretations related to Non-GAAP Financial Measures, concerning adjustments that may cause a non-GAAP measure to be misleading, and adjustments having the effect of changing the recognition and measurement principles required under GAAP, in formulating the revisions that you propose to address the comments in this letter.

       You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

4. Please address the requirements in Rule 5-03.1 and 2 of Regulation S-X to separately report on the face of the statements of operations net sales of tangible products; operating revenues of public utilities or others; income from rentals; revenues from services; and
       other revenues; as well as the costs associated with each such category of revenues.


        Please contact Robert Babula at 202-551-3339 or Mark Wojciechowski at 202-551-3759
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation